LICENSE AND JOINT VENTURE AGREEMENT
(Proposed)

DATE: March _____, 2006

PARTIES:

Axial Vector Engine Corporation
1607 NE 41st Avenue
Portland, OR 97232

TRANS MAX TECHNOLOGIES, INC.
One World Trade Center
121 SW Salmon Street, Suite 1100
Portland, OR 97204

THIS AGREEMENT is made this _____ day of March 2006, to be effective April ___, 2006, by and between Axial Vector Engine Corporation (hereinafter Axial) and Trans Max Technologies, Inc. (hereinafter Trans Max) for the development, production and marketing the Axial Vector™ Engine in conjunction with US Patents Nos. 6,886,776 and 6,892,979 for use in a VTOL Personal Aircraft.

RECITALS

1.  Axial, a Nevada corporation, is engaged in developing engine technology.

2.  Trans Max, a Nevada corporation, is seeking engine technologies for use in a flying vehicle.

3.  Axial is seeking to market their engine technologies for potential commercial uses.

4.  Trans Max and Axial are desirous of entering into a relationship by way of this Agreement wherein Trans Max license the right to produce the Axial Vector Engine™ (hereinafter the Engine) for use in a flying vehicle.

5.  All of the above recitals are hereby made an integral part of this Agreement and shall have substantive effect in interpreting the provisions of this Agreement.

        April 16, 2006                                                                                Trans Max - Axial Vector                                                                    Page 1 of 10

TERMS AND CONDITIONS

WHEREAS, Axial represents that it possesses the skill and ability to configure the Engine for use in a VTOL Personal Aircraft, and wherein Trans Max can build prototypes, test and upgrade the Engine and market it for commercial use in the VTOL, and where it is deemed to the mutual benefit of Trans Max and Axial to enter into this Agreement upon the terms and conditions set forth.

NOW THEREFORE, in consideration for the mutual covenants and promises herein contained, the undersigned hereby agree to the following:

1.  RELATIONSHIP BETWEEN TRANS MAX AND AXIAL

a.  Axial will license to Trans Max the right to the Engine for use in a flying vehicle, including upgrades and building a prototype, testing and marketing the VTOL Personal Aircraft.

b.  Trans Max will expend its best efforts in production and modification of the VTOL Personal Aircraft to allow for maximum promotion, marketing and sales.

c.  Axial will grant Trans Max the exclusive rights to use the Engine for VTOL Personal Aircraft. Axial will keep the exclusive rights to the Engine, including any patentable rights that may be developed by Trans Max. Axial will retain ownership of all design of the Engine, including upgrades, developments and modifications by Trans Max.

d.  In exchange for the exclusive rights to use and produce the Engine for VTOL Personal Aircraft, Axial shall receive a license fee from Trans Max in the amount of twenty-five percent (25%) of net revenues generated by Trans Max through the sale of VTOL Personal Aircrafts which utilize the Engine.

e.  The terms of this Agreement shall last for a period of five (5) years unless terminated by joint agreement of the parties or pursuant to the terms of this Agreement and will be renewable for additional five (5) year periods upon agreement of the parties. This Agreement and any renewals shall be exclusive.

f.  Axial and Trans Max will use their best efforts to perform their duties and responsibilities pursuant to this Agreement.

g.  If Trans Max reaches a point where it is determined that the application of the Engine will not work for the VTOL Personal Aircraft or the VTOL Personal Aircraft is not feasible, Trans Max may terminate this Agreement and there will be no liabilities between the parties, as long as all existing and new intellectual

April 16, 2006                                                                                Trans Max - Axial Vector                                                                    Page 2 of 10

property, technologies and information is returned to Axial, and any of Axial’s costs of design and modification requested by Trans Max are paid to Axial.

h.  The intent of Trans Max is that the VTOL Personal Aircrafts will be ultimately produced by Trans Max in conjunction with a Joint Venture partner, who will provide manufacture and production, in the United Arab Emirates, for use in that country and others as appropriate regulations and guidelines are met.

i.  Both parties acknowledge that Samuel J. Higgins is a majority shareholder, director and officer of both companies and both Boards of Directors were aware of this in approving this Agreement with Samuel J. Higgins abstaining from voting.

2.  NON-COMPETITION

a.  During the term of this Agreement, neither Trans Max nor Axial, nor any person employed or engaged by Trans Max or Axial to fulfill its duties under this Agreement, shall, directly or indirectly, compete with this Agreement in the promotion, marketing, sales and production of Axial technology. The term “indirectly,” as used above, includes acting as a paid or unpaid director, officer, agent, employee of, or consultant to any enterprise, or acting as a proprietor or an enterprise, or holding any direct or indirect participation in any enterprise as an owner, partner, limited partner, joint venture, shareholder or creditor. This provision shall not be construed to affect either parties performance under this agreement

b.  Neither Axial nor persons employed or engaged by Axial to fulfill its duties under this Agreement shall, directly or indirectly, disclose or use at any time, whether during the term of this Agreement or after its expiration or termination, any confidential information, knowledge or data relating to Trans Max’s business or the products, technology and process of which Axial or its employees, agents or contractors become aware in the course of their activities under this Agreement. Such information, knowledge or data includes, but is not limited to, client and customer lists, sale files or records, price information, Product specifications, trademark files or records, and warranty claims or reports, mailing lists and good will or other intangible property used or useful in connection with the business of the company signing this Agreement.

c.  Neither Trans Max nor persons employed or engaged by Trans Max to fulfill its duties under this Agreement shall, directly or indirectly, disclose or use at any time, whether during the term of this Agreement or after its expiration or termination, any confidential information, knowledge or data relating to Axial’s

April 16, 2006                                                                                Trans Max - Axial Vector                                                                    Page 3 of 10

business or the products, technology and process of which Trans Max or its employees, agents or contractors become aware in the course of their activities under this Agreement. Such information, knowledge or data includes, but is not limited to, client and customer lists, sale files or records, price information, Product specifications, trademark files or records, and warranty claims or reports, mailing lists and good will or other intangible property used or useful in connection with the business of the company signing this Agreement.

d.  If, in any judicial proceeding, a court of competent jurisdiction shall refuse to enforce any of the separate covenants deemed included in this Agreement, or shall find that the term or geographic scope of one or more of the separate covenants is unreasonably broad, the parties shall use their best good faith efforts to attempt to agree on a valid provision which shall be a reasonable substitute for the invalid provision. The reasonableness of the substitute provision shall be considered in light of the purpose of the covenants and the reasonable interests of the parties signing this Agreement. The substitute provision, then the invalid or unreasonably broad provision shall be deemed deleted or modified to the minimum extent necessary to permit enforcement.

3.  CONFIDENTIALITY: NON-DISCLOSURE

a.  The parties understand that each party may have access to customer lists, credit information, customer contracts, trade secrets, research data, drawings, product specifications, warranty information, production processes, supply sources, supply contracts, plans, models, sales data, cost, price and other financial information, and other materials of the other party and its customers and suppliers as they may exist from time to time. The parties agree that such information and materials are valuable and unique assets of each party’s business, and that disclosure of such items would be detrimental to the other party. Each party, therefore, agrees:

b.  The parties will not at any time, or in any fashion, form or manner, either directly or indirectly, divulge, disclose or communicate to any person, firm or corporation in any manner whatsoever, any information of any kind, nature or description concerning any matters affecting or relating to the business of the other party, including without limiting the generality of foregoing the names of any of its customers, the prices it obtains or has obtained or at which it sells or has sold its products or at which it buys or has bought materials, components or other supplies, the methods or processes of production or manufacture of its products or any other information of, about or concerning the business of the other party, its relations with its employees, and its manner of operation, its plans, or other data of any kind, nature or description, the parties hereby

April 16, 2006                                                                                Trans Max - Axial Vector                                                                    Page 4 of 10

stipulating that as between them the same are important, material, confidential and are trade secrets and gravely affect the effective and successful conduct of the business of the other party and its goodwill, and that any breach of the terms of this section is a material breach hereof.

c.  During and after the term of this Agreement, not to take, without the written consent of the other party, any notes, reports, calculations, plans, models, sales data, papers, drawings, documents, contracts, customer and supplier lists, diaries, phone information, trade secrets, research data, production processes, product specifications, blueprints, correspondence, memoranda, or other written records or materials belonging to the other party or in its possession. Both parties also covenant and warrant not to take any computer diskettes, magnetic tapes or other storage media in any tangible form containing such information. Upon termination of this Agreement, each party shall immediately deliver all the materials described in this paragraph to the other party.

d.  Neither the receiving party nor any employee of the receiving party nor any outside consultant to whom said items are disclosed shall be liable to the disclosing party under this Agreement for use or disclosure to other of the items or information pertaining thereto disclosed to any of them if the same:

i.	Was published or in the public domain on or before the date of this Agreement or at the time disclosed or used; or

ii.	Was known to or otherwise belonged to the receiving party on or before the date of this Agreement; or

iii.	Is disclosed by the receiving party inadvertently despite the exercise of the same degree of care as the receiving party takes to preserve its own proprietary information; or

iv.	Is disclosed or used by the receiving party after three (3) years from the date of this Agreement.

e.  This non-disclosure and confidentiality covenant shall not affect Axial or Trans Max or their assigns from making normal-course disclosures pursuant to SEC regulations or from issuing press releases or from providing such information as may be necessary to carry out the terms and conditions of this Agreement and the obligations and duties contemplated thereunder.

f.  Trans Max will have its Joint Venture partner sign an identical non-disclosure agreement covering Axial.

April 16, 2006                                                                                Trans Max - Axial Vector                                                                    Page 5 of 10

g.  Injunction. Each party agrees that it would be difficult to measure damage to the other party from any breach by either party of this section, and that monetary damages are an inadequate remedy for such breach. Accordingly, each party agrees that if the other party shall breach the terms of this section, the non-breaching party shall be entitled, in addition to all other remedies it may have at law or in equity, to an injunction or other appropriate orders to restrain such breach without showing or proving any actual damage sustained by the breaching party.

4.  Termination

a.  Either party may terminate this Agreement only after the occurrence of any of the following events. Termination may not occur until written notice has been given to the other party and the other party has been given sixty (60) days to cure the breach:

i.  Either party’s failure to perform any of its obligations secured by this Agreement.

ii.  Either party’s engaging in any practice with respect to the products, technology and process which is determined to be an illegal or unfair trade practice in violation of any applicable federal, state, provisional or local law, or, which in the opinion of counsel to a party, is an illegal or unfair trade practice in violation of any applicable federal, state, provincial or local law for a period of twenty (20) days after Trans Max has notice of said violation;

iii.  Either party’s falsification of any records or reports provided to the other party;

iv.  Either party’s failure to act in good faith and in a commercially reasonable manner in connection with its obligations under this Agreement;

v.  Either party’s loss through failure to renew or because of suspension, cancellation or revocation for a period of fifteen (15) days or more, of any federal, state or local license required by law and necessary in carrying out the provisions of this Agreement.

vi.  Any change in Trans Max’s active management, which change, in the opinion of Axial, will have a material effect on Axial’s ability to design and provide the Engine for Trans Max’s purposes.

April 16, 2006                                                                                Trans Max - Axial Vector                                                                    Page 6 of 10

vii.  Any change in Axial’s active management, which change, in the opinion of Trans Max, will have a material effect on Trans Max’s ability to market and promote the products.

b.  In the event of termination, the parties may still assert any other remedies against the other that they would have had in the event of a breach of this Agreement.

c.  After the expiration of this Agreement, or termination of this Agreement in accordance with this Section 4, neither party shall have any other rights or obligations in respect of each other except that any such expiration or termination shall be without prejudice to the rights and obligations of the parties in respect to the prospects already leased or developed.

5.  Disputes; Provisions for Arbitration

The parties hereto agree that any dispute shall be arbitrated under the rules of the American Arbitration Association.

6.  Specific Performance

The parties understand and agree that the subject matter and mutual commitments set forth in this Agreement are unique and, for that reason among others, the respective parties will be irreparably damaged in the event that this Agreement is not specifically enforced. Accordingly, in the event of any breach or default in this Agreement or any of its terms or provisions hereof by any party hereto, the other party hereto shall have the right to demand and have specific performance of this Agreement.

7.  Binding Effect

Except as otherwise expressly provided in this Agreement, this Agreement shall be binding upon and shall inure to the benefit of the parties to this Agreement and their heirs, personal representatives, successors and assigns. Each party to this Agreement covenants that he will execute such reasonable documents and perform such reasonable acts as may be required from time to time to carry out the terms and conditions of this Agreement.

8.  Governing Law

This Agreement shall be governed by and interpreted by the laws of the State of Nevada.

April 16, 2006                                                                                Trans Max - Axial Vector                                                                    Page 7 of 10

9.  Force Majeure

Trans Max shall use its best efforts to fill orders promptly and to meet requested dates of shipment. Trans Max shall not be liable for delays in delivery or failure to manufacture due to causes beyond its reasonable control, such as acts of God, acts of Axial, acts of civil or military authorities, terrorism, fires, strikes, floods, wars, riots and other causes of any similar nature. Upon the occurrence of a force Majeure event, Trans Max shall be excused from any further performance or observance of any such affected obligation for as long as such circumstance prevail and Trans Max continues to attempt to recommence performance to the greatest extent possible without delay.

10.  Notices

All notices provided for by this Agreement shall be made in writing by delivering personally or by mailing of such notice to the parties hereon, registered or certified mail, postage prepaid, at the following addresses or at such other addresses designated in writing by one party to the other:

Axial:                     1607 NE 41st Avenue
                                Portland, OR  97232

Trans Max:             One World Trade Center
                                                 121 SW Salmon Street, Suite 1100
                                                 Portland, OR 97204

11.  Attorney’s Fees

In the event an action shall be brought by any party hereto to enforce the terms referred to in this Agreement, or any controversy arising therefrom, the prevailing party in each suit shall be entitled to the payment of reasonable attorney’s fees which shall be fixed by the court or the arbitrator.

12.  Remedies

The parties hereto agree and acknowledge that the obligations of the parties described in this Agreement herein are of a unique and special nature and the aggrieved party will not have an adequate remedy at law in the event of failure of a party to abide by such terms and conditions nor will money damages adequately compensate for such injury. It is, therefore, agreed between the parties that

April 16, 2006                                                                                Trans Max - Axial Vector                                                                    Page 8 of 10

for any violation by the other party of the terms and conditions of this Agreement, a restraining order or an injunction may be issued or a decree of specific performance be ordered by court of equity, in addition to any other right or remedies which the parties may have at law or in equity.

13.  Subject Headings

The subject headings of the paragraphs and subparagraphs of this Agreement are included solely for the purpose of convenience only, and shall not affect the construction or interpretation of any of the provisions of this Agreement.

14.  Amendments

No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by the parties hereto.

15.  Personal Nature of Agreement; Limitations on Assignment

The benefits of this Agreement may be assigned to an entity or entities which are owned and/or controlled by one or more of the parties hereto. However, this Agreement is made on a personal level among the parties and each party agrees that, on an individual basis, there will be no substitution or authorization of a third party to become a party to this Agreement or to perform services on behalf of the other party except with the prior written agreement and authorization of all parties to this Agreement. The parties are very comfortable with their relationship with each other but neither party wants to become involved with a third party without first receiving written notice and giving their prior written consent thereto.

16.  Entire Agreement and Waiver

This Agreement contains the entire Agreement between the parties hereto, and supersedes all prior and contemporaneous agreements, arrangements, negotiations and understandings between the parties hereto relating to the subject matter hereof. There are no other understandings, statements, promises or inducements, oral or otherwise, contrary to the terms of this Agreement. There are no representations, covenants or conditions, express or implied, whether by statute or otherwise, other than as set forth herein by any party hereto. No supplement, modification or termination of any term or condition shall be binding unless executed in writing by the parties to be bound thereby. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be or shall constitute a continuing waiver, and no waiver shall be binding unless executed in writing by the party making the waiver.

April 16, 2006                                                                                Trans Max - Axial Vector                                                                    Page 9 of 10

17.  Representation of Authority to Execute Agreement

Each party to this Agreement represents that he has full power and authority to execute this Agreement and that the execution of this Agreement is not contrary to any existing security agreement or obligation of the undersigned.

18.  Counterparts

This Agreement may be executed under one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

19.  Additional Documents

Both parties agree to execute any additional documents or agreements contemplated by this Agreement or required hereunder.

IN WITNESS WHEREOF, the parties hereto have entered into and caused this Agreement to be executed by persons duly authorized.

TRANS MAX TECHNOLOGIES, INC.                              AXIAL VECTOR ENGINE CORPORATION

By:______________________________                      By:________________________________
       Samuel Higgins, President                                                     Raymond Brouzes, President

       Dated: February _____, 2006                                                Dated: February ______, 2006

April 16, 2006                                                                                Trans Max - Axial Vector                                                                    Page 10 of 10